Exhibit 99.1

ICON Reports First Quarter 2020 Results

Highlights

  Net business wins in the quarter of $867 million; a book to bill of 1.21.
  Record closing backlog of $8.7 billion, an increase of 10.4% year on year.
  Quarter 1 reported revenue of $715.1 million representing a 6.0% year on year increase or 6.5% on a constant currency basis.
  Adjusted earnings per share attributable to the Group for the quarter of $1.70, an increase of 4.3% over Quarter 1 2019.
  $175.0 million worth of stock repurchased at an average price of $141.68.
  COVID-19 expected to negatively impact operational and financial performance during FY20.
  FY20 financial guidance withdrawn due to the level of current uncertainty. Further details regarding ICON’s Q2 financial outlook will be provided on its first quarter conference call.
  Cost containment plan being actively implemented across the Group.
  Strong balance sheet and liquidity position remains with net cash of $134.4 million.

DUBLIN--(BUSINESS WIRE)--April 22, 2020--ICONplc (NASDAQ: ICLR), a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today reported its financial results for the first quarter ended March 31, 2020.

CEO Dr. Steve Cutler commented, “Despite the operational challenges presented by COVID -19 during Quarter 1 I’m very pleased with our achievements and ICON’s solid start to 2020. We achieved a net book to bill of 1.21, increased revenue on a constant currency basis by 6.5% year on year, grew earnings per share by 4.3% and completed the repurchase of over 1.2 million shares during the quarter. In addition in early April we announced the renewal of our strategic agreement with our top customer, demonstrating our industry leading capabilities and expertise under our partnership model.

Since March we have seen the escalation of COVID-19 into a true global pandemic impacting our operations. Accordingly, we are withdrawing our FY20 financial guidance due to the current level of uncertainty. While all efforts are being made to mitigate the impact, the welfare and safety of ICON’s employees, customers and patients remains the Company’s highest priority.”

First Quarter 2020 Results

Gross business wins in the first quarter were $1.03 billion and cancellations were $160 million. This resulted in net business wins of $867 million and a book to bill of 1.21.

Reported revenue for Quarter 1 was $715.1 million. This represents a year on year increase of 6.0% or 6.5% on a constant currency basis.

Reported income from operations in the quarter was $106.3 million or 14.9% of revenue compared to $101.9 million or 15.1% of revenue for Quarter 1 2019. This represents a year on year increase of 4.3%.

Reported net income attributable to the Group for the quarter was $91.7 million or 12.8% of revenue compared with $88.3 million or 13.1% of revenue in Quarter 1 2019. This represents year on year growth of 3.8%.

Adjusted earnings per share attributable to the Group on a diluted basis was $1.70, compared to $1.63 per share for Quarter 1 2019. This represents a year on year increase of 4.3%. GAAP earnings per share attributable to the Group on a diluted basis was $1.62, compared to $1.63 per share for Quarter 1 2019. This represents a year on year decrease of 0.8%.

On a comparative basis, non-GAAP days sales outstanding were 55 days at March 31, 2020, compared with 54 days at the end of December 2019 and 59 Days at the end of March 2019.

Cash generated from operating activities for the quarter was $142.8 million. During the quarter, the Group made a payment in respect of the MedPass International acquisition of $36.8 million (net of cash acquired), capital expenditure was $11.3 million and $175.0 million worth of stock was repurchased at an average price of $141.68. As a result, at March 31, 2020, the Group had net cash of $134.4 million, compared to net cash of $220.3 million at December 31, 2019 and net cash of $128.6 million at the end of March 2019.

COVID-19 Update

ICON has been closely monitoring and assessing the rapidly evolving COVID-19 situation. The welfare and safety of ICON’s employees, customers and patients remains the Company’s highest priority. ICON is taking guidance from global health authorities, such as World Health Organisation (WHO) and Centers for Disease Control and Prevention (CDC), as well as regional health authorities and governments to ensure that ICON protects the safety and welfare of our employees and abides by government directives in various jurisdictions.

Starting with our Chinese operations in February we have since experienced the growing impact of COVID-19 on our global business. This is particularly prevalent in our clinical business with approximately 65% of our global sites impacted in some way by the pandemic. Furthermore, we are seeing Site ID & enrollment delays due to site closures and movement restrictions on patients. We are proactively reviewing and agreeing to alternative approaches with customers on a study-by-study basis, including remote and risk based monitoring and ‘at home’ services delivered through our Symphony Clinical Research group. In addition, since mid-March, we are seeing conditions gradually improving in China with sites re-opening and monitoring activities recommencing.

Cost Containment Plan

As the situation is unprecedented and rapidly evolving, it is not possible to accurately predict the impact on our business beyond the short term. To protect our business we are actively working through a number of measures we can take during this period. These initiatives include the following: temporary senior leadership and employee salary reductions, a recruitment freeze in certain business units, reducing contractor costs and the reduction of non-labour variable expenditure. Measures will continue to adapt as the situation evolves.

Balance Sheet

ICON is well positioned given its current financial profile and maintains an industry leading balance sheet, has robust cash generation and good access to liquidity. As of 31st March 2020, ICON has a net cash position of $134.4 million.

Financial Outlook

Given the current uncertainty presented by the COVID-19 pandemic, ICON is withdrawing its financial guidance for FY20, which was announced in January 2020. Further details regarding ICON’s Q2 financial outlook will be provided on its first quarter conference call tomorrow, April 23rd, 2020 at 9:00 EDT [14:00 Ireland & UK].

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing net income attributable to the Group by the weighted average number of shares outstanding. GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding. ICON purchased a majority shareholding in MeDiNova on 23 May 2019 and has a right to acquire the remaining share in the company during 2020. The vendors also have a right to sell the remaining shares exclusively to ICON during 2020.

ICON will hold its first quarter conference call tomorrow, April 23rd, 2020 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 15,100 employees in 98 locations in 40 countries as at March 31, 2020. Further information is available at www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000
All at ICON.

ICON plc
Condensed Consolidated Statements of Operations
(Non-GAAP)
Three Months ended March 31, 2020 and March 31, 2019
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	March	March
	31, 2020	31, 2019
Revenue	715,102	674,852

Costs and expenses:
Direct costs	(505,293)	(475,497)
Selling, general and administrative expense	(87,196)	(81,912)
Depreciation and amortization	(16,322)	(15,497)

Total costs and expenses	(608,811)	(572,906)

Income from operations	106,291	101,946

Net interest expense	(1,372)	(1,609)

Income before provision for income taxes	104,919	100,337

Provision for income taxes	(12,590)	(12,040)

Net income	92,329	88,297

Net income attributable to non-controlling interest	(633)	-

Net income attributable to the Group	91,696	88,297

Adjusted net income per Ordinary Share attributable to the Group:

Adjusted basic (non-GAAP)	$1.72	$1.64

Adjusted diluted (non-GAAP)	$1.70	$1.63

Weighted average number of Ordinary Shares outstanding:

Basic	53,348,355	53,845,407

Diluted	53,905,022	54,142,510

ICON plc
Condensed Consolidated Statements of Operations
(US GAAP)
Three Months ended March 31, 2020 and March 31, 2019
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	March	March
	31, 2020	31, 2019
Revenue	715,102	674,852

Costs and expenses:
Direct costs	(505,293)	(475,497)
Selling, general and administrative expense	(87,196)	(81,912)
Depreciation and amortization	(16,322)	(15,497)

Total costs and expenses	(608,811)	(572,906)

Income from operations	106,291	101,946

Net interest expense	(1,372)	(1,609)

Income before provision for income taxes	104,919	100,337

Provision for income taxes	(12,590)	(12,040)

Net income	92,329	88,297

Net income attributable to non-controlling interest	(633)	-

Net income attributable to the Group	91,696	88,297

Net income per Ordinary Share attributable to the Group:

Basic	$1.63	$1.64

Diluted	$1.62	$1.63

Weighted average number of Ordinary Shares outstanding:

Basic	53,348,355	53,845,407

Diluted	53,905,022	54,142,510

ICON plc
Summary Consolidated Balance Sheet Data
March 31, 2020 and December 31, 2019
(Dollars, in thousands)

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)

Cash and short-term investments	484,099	569,937
Debt	(349,734)	(349,640)
Net cash/(debt)	134,365	220,297

Net Accounts Receivable	585,865	583,489

Working Capital	346,326	493,728

Total Assets	2,841,332	2,907,512

Shareholder's Equity	1,513,852	1,618,055

ICON/ICLR-F

Contacts

ICON plc
Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com